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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
MARKET REGULATION

NO ACT

RECD S.E.C.
MAR 2 9 2007
1086

07054742

November 29, 2006

Act	'34 Act
Section	Section 14(e)
Rule	14e-5
Public Availability	March 29, 2007

Hilary Foulkes, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
An der Welle 5
60322 Frankfurt am Main
Germany

PROCESSED
MAY 30 2007
THOMSON
FINANCIAL

Re: Offer by UCB SA and UCB SP GmbH for Schwarz Pharma AG
File No. TP 07-15

Dear Mr. Foulkes:

This is in response to your letter dated November 9, 2006. A copy of that letter is attached with this response. By including a copy of your correspondence, we avoid having to repeat or summarize the facts you presented. The defined terms in this letter have the same meaning as in your letter, unless otherwise noted.

On the basis of your representations and the facts presented, but without necessarily concurring in your analysis, the United States Securities and Exchange Commission ("Commission") hereby grants an exemption from Rule 14e-5 under the Securities Exchange Act of 1934 ("Exchange Act") to permit the Prospective Purchasers to purchase or arrange to purchase Schwarz Pharma AG ("Schwarz") Shares pursuant to the Offer, particularly in light of the following facts:

- The Offer is required to be conducted in accordance with the German Takeover Act (*Wertpapiererwerbs-und Ubernahmegesetz*);
- Schwarz, a stock corporation incorporated under the laws of Germany, is a "foreign private issuer," as defined in Rule 3b-4(c) under the Exchange Act;
- Any purchases of Shares of Schwarz by the Prospective Purchasers will be subject to the German Takeover Act, which among other things requires that the Offer price be increased to match any purchases made outside the Offer at a price per Share higher than the Offer price;
- The existence of the Memorandum of Understanding on Exchange of Information between the Commission and the German Bundesaufsichtsamt für den Wertpapiershandel Concerning Consultation and Cooperation in the Administration and Enforcement of Securities Laws, dated October 17, 1997.

The Commission grants this exemption from Rule 14e-5 under the Exchange Act to permit the Prospective Purchasers to purchase or arrange to purchase Shares otherwise than pursuant to the Offer, subject to the following conditions:

1. No purchases or arrangements to purchase Shares, otherwise than pursuant to the Offer, shall be made in the United States;
2. The Offer Document shall disclose prominently the possibility of, or the intention to make, purchases of Shares by the Prospective Purchasers during the Offer;
3. The Prospective Purchasers shall disclose in the United States, to the extent such information is made public in Germany pursuant to German law, information regarding all purchases of Shares otherwise than pursuant to the Offer since the announcement date, including the dates of such purchases, the number of Shares purchased on any given date, and the average market price of such purchases;
4. The Prospective Purchasers shall comply with the applicable requirements under the German Takeover Act and other applicable German laws;
5. The Prospective Purchasers shall provide to the Division of Market Regulation ("Division"), upon request, a daily time-sequenced schedule of all purchases of Shares made by any of the Prospective Purchasers during the Offer, on a transaction-by-transaction basis, including:
    a. size, broker (if any), time of execution, and price of purchase; and
    b. the exchange, quotation system, or other facility through which the purchase occurred;
6. Upon the request of the Division, the Prospective Purchasers shall transmit the information as specified in paragraphs 5.a. and 5.b. above to the Division at its offices in Washington, D.C. within 30 days of its request;
7. The Prospective Purchasers shall retain all documents and other information required to be maintained pursuant to this exemption for a period of not less than two years from the date of the termination of the Offer;
8. Representatives of the Prospective Purchasers shall be made available (in person at the offices of the Division in Washington, D.C. or by telephone) to respond to inquiries of the Division relating to their records; and
9. Except as otherwise exempted herein, the Prospective Purchasers shall comply with Rule 14e-5.

The foregoing exemption from Rule 14e-5 under the Exchange Act expressed above is based solely on your representations and the facts presented, and is strictly limited to the application of this rule to the proposed transactions. Such transactions should be discontinued, pending presentation of the facts for our consideration, in the event that any material change occurs with respect to any of those facts or representations.

In addition, we direct your attention to the anti-fraud and anti-manipulation provisions of the federal securities laws, including Sections 10(b) and 14(e) of the Exchange Act and Rule 10b-5 thereunder. The participants in the Offer must comply with these and any other applicable provisions of the federal securities laws. The Division expresses no view with respect to any other questions that the proposed transactions may raise, including, but not limited to, the adequacy of disclosure concerning, and the applicability of any other federal or state laws to, the proposed transactions.

For the Commission, by the Division of Market Regulation pursuant to delegated authority,

James A. Brigagliano
Acting Associate Director
Division of Market Regulation

Attachment

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
A DELAWARE LIMITED LIABILITY PARTNERSHIP
AN DER WELLE 5
60322 FRANKFURT AM MAIN

TELEPHONE NO.: +49 (69) 74220-0
FACSIMILE NO.: +49 (69) 74220-300
www.skadden.com

VIA EMAIL AND COURIER
Mr. James A. Brigagliano
Acting Associate Director
Office of Trading Practices and Processing
Division of Market Regulation

Securities and Exchange Commission
100 F Street, N.E.
Washington D.C. 20549

9 November 2006

Dear Mr. Brigagliano:

Re: Offer by UCB SA and UCB SP GmbH for Schwarz Pharma AG

We are writing on behalf of our clients, UCB SA, a public limited liability company (*société anonyme/naamloze vennootschap*) organized under Belgian law ("**UCB SA**"), and UCB SP GmbH, a German limited liability company (*Gesellschaft mit beschränkter Haftung*) ("**UCB SP GmbH**", together with UCB SA the "**Bidders**").

On September 25, 2006, (the "**Announcement Date**") the Bidders announced their intention to launch a joint voluntary public offer (the "**Offer**") to acquire all outstanding ordinary shares (the "**Shares**") of Schwarz Pharma AG, a stock corporation (*Aktiengesellschaft*) incorporated pursuant to German law ("**Schwarz**" or the "**Target**"). Schwarz's Management Board (*Vorstand*) and Supervisory Board (*Aufsichtstrat*) have stated their unanimous intention, subject to assessment of the offer documents and applicable law, to recommend acceptance of the Offer by Schwarz's stockholders.

As discussed earlier with members of the staff of the Securities and Exchange Commission (the "**Commission**"), we respectfully request that the Commission grant exemptive relief from Rule 14e-5 ("**Rule 14e-5**") promulgated under the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"). The Bidders have provided the information forming the basis of this letter and have authorized the submission of this request.

Background

Schwarz

According to information available to the Bidders, Schwarz is a foreign private issuer as defined in Rule 3b-4(c) under the Exchange Act. The Shares are not registered under Section 12 of the Exchange Act, listed on a U.S. national securities exchange, or quoted on Nasdaq. Further, Schwarz does not file reports with the Commission pursuant to Section 13(a) or 15(d) of the Exchange Act. Schwarz has obtained an exemption from the registration requirements of Section 12(g) of the Exchange Act, pursuant to Rule 12g3-2(b) thereunder. Schwarz has issued American Depositary Shares, each representing one Share ("**ADSs**"), under Schwarz's ADS program with JPMorgan Chase Bank, as depositary. The ADSs are not listed on a U.S. national securities exchange.

Schwarz has its registered office in Monheim, Germany and its Internet website is http://www.schwarzpharma.com.

Schwarz focuses on the production and distribution of drugs and other pharmaceutical-chemical and cosmetic products. Its research and development activities are concentrated on the clinical development and testing of new drugs in the fields of neurological and urological disorders. Schwarz's key research and development centers are located in Monheim, Shannon, Ireland, Mequon, Ireland and Durham, North Carolina. Active ingredients are manufactured in Shannon and drugs are produced both in Zwickau, Germany and Monheim, for the European domestic market and for exports, as well as in Seymour, Indiana for the American market.

Based on Schwarz's consolidated financial statements as of December 31, 2005, which were prepared in accordance with IAS/IFRS, Schwarz had total assets of EUR 941.1 million and employed 4,168 people worldwide. For the twelve months ended December 31, 2005, Schwarz had consolidated net sales of EUR 990.1 million.

The Shares are admitted to listing and trading on the Frankfurt Stock Exchange and the Düsseldorf Stock Exchange.

Schwarz's share capital consists entirely of Shares. All of Schwarz's issued ordinary share capital is in bearer form and is freely transferable. The Shares are held in book-entry form through the Clearstream Banking AG booking system (the "**Clearstream System**").

As of the date of this letter, Schwarz has 47,524,950 issued and outstanding Shares. Due to the fact that the Shares are issued only in bearer form, Schwarz has communicated to us that it is unable to determine how many shareholders it has or how many Shares any particular shareholder owns. Although Schwarz has stated that it is unable to determine the exact number of Shares held in the United States, the Bidders believe on the basis of the most recently available information that approximately 4,507,865 Shares (9.5% of the total) are held in the United States in the form of ordinary shares or ADSs.

Based upon the Bidders' review of the publicly available information and information provided by the Target, there is no shareholder of the Target holding Shares in an aggregate amount greater than or equal to 10% of Schwarz's outstanding share capital, other than Schwarz Vermögensverwaltung GmbH & Co. KG, which holds an aggregate of 27,218,016 Shares, corresponding to approximately 57.3% of Schwarz's outstanding share capital.

UCB SA

UCB SA is a foreign private issuer as defined in Rule 3b-4(c) under the Exchange Act. UCB SA's shares are not registered under Section 12 of the Exchange Act, listed on a U.S. national securities exchange. Further, UCB SA does not file reports with the Commission pursuant to Section 13(a) or 15(d) of the Exchange Act.

UCB SA believes that it is exempt from the registration requirements of Section 12(g) of the Exchange Act because it believes that it has fewer than 300 holders resident in the United States. If UCB SA determines in the future that it has more than 300 U.S. holders, whether pursuant to the Offer or otherwise, it intends then to seek an exemption pursuant to Rule 12g3-2(b).

UCB SA's registered offices are located at 60 Allée de la Recherche, 1070 Brussels, Belgium. The Internet website of UCB SA is http://www.ucb-group.com.

UCB SA is a leading global biopharmaceutical company dedicated to the research, development and commercialization of innovative pharmaceutical and biotechnology products in the fields of central nervous system disorders, allergy/respiratory diseases, immune and inflammatory disorders and oncology. UCB SA focuses on securing a leading position in severe disease categories. As of December 31, 2005, UCB SA had consolidated total assets of EUR 4,717 million and over 8,500 employees worldwide. For the twelve months ended December 31, 2005, UCB SA had consolidated revenues of EUR 2.3 billion.

UCB SA's shares are admitted for listing and trading on Eurolist by Euronext Brussels.

As of September 30, 2006, the share capital of UCB SA amounted to EUR 437,842,500, divided into 145,947,500 shares.

UCB SP GmbH

UCB SP GmbH has its registered office at Georg-Glock-Str. 8, 40474 Düsseldorf, Germany. The share capital of UCB SP GmbH amounts to EUR 25,000. Since its formation earlier in 2006, UCB SP GmbH has not engaged in any business activity other than in connection with the Offer. All of the shares in UCB SP GmbH are held by UCB GmbH, a German limited liability company and wholly-owned subsidiary of UCB SA.

Structure of the Offer

The Bidders are offering EUR 50.00 in cash and 0.8735 new shares of UCB SA for each Share. While both Bidders are jointly and severally liable for the payment of both components of the consideration, UCB SA will be responsible for delivering the stock component and UCB SP GmbH will be responsible for delivering the cash component of the consideration to the shareholders of Schwarz who have tendered their Shares. Accordingly, UCB SA will acquire 4/9 and UCB SP GmbH will acquire 5/9 of the total number of tendered Shares. Following consummation of the Offer, UCB SA will transfer its Shares to UCB GmbH.

The Offer is structured as a single offer made concurrently in Germany and certain other jurisdictions in which the Offer may be legally extended, including the United States on the basis set forth below.

The Offer is structured to comply with: (i) the *Wertpapiererwerbs- und Übernahmegesetz* (the German Securities Acquisition and Takeover Act or "**German Takeover Act**"), and the rules and regulations promulgated thereunder, and (ii) the requirements of Section 4(2) under the U.S. Securities Act of 1933 (the "**Securities Act**") and, except as otherwise requested herein, Section 14(e) of the Exchange Act and the rules and regulations promulgated thereunder. The Offer is not subject to Section 14(d) of the Exchange Act or Regulation 14D thereunder since no class of securities of the Target is registered under Section 12 of the Exchange Act.

UCB SA will not register the share portion of the Offer under the Securities Act of 1933 (the "**Securities Act**"). UCB SA intends to extend its offer into the United States only to qualified institutional buyers ("**QIBs**"), as such term is defined in Rule 144A under the Securities Act, in a private placement exempt from registration requirements under Section 4(2) of the Securities Act.[1] The Offer does not extend to ADSs so QIBs that hold their Shares in the form of ADSs will need to withdraw the underlying Shares in order to participate in the Offer.

In compliance with section 14(3) of the German Takeover Act, the offer document (the "**Offer Document**") will be published on the Internet at http://www.ucb-group.com and held for distribution free of charge at Deutsche Bank AG, Taunusanlage 12, 60325 Frankfurt/Main, Germany, fax: +49 69 910 383 96 . The announcement pursuant to section 14(3) sent. 1 no. 2 of the German Takeover Code regarding the availability of the Offer Document for distribution free of charge will be published in the *Börsen-Zeitung* without undue delay following receipt of authorization to publish the Offer Document

---

[1] A similar approach was used in the exchange offer by DePfa Holding plc to the shareholders of DePfa Deutsche Pfandbrief AG (January 2002) and in the exchange offer by UniCredito Italiano S.p.A. to the shareholders of Bayerische Hypo- und Vereinsbank Aktiengesellschaft (August 2005). In both these cases, the offer was extended in the U.S. only to QIBs.

from the *Bundesanstalt für Finanzdienstleistungsaufsicht* (the German Federal Financial Supervisory Authority, or "**BaFin**"). Access to the Offer Document through UCB SA's website from the U.S. will not be permitted and the Offer Document will be made available in the U.S. only to qualified institutional buyers.

The Offer is expected to commence no later than November 10, 2006 and, including the additional two-week acceptance period, to close six weeks later.

Purchases outside the Offer and Rule 14e-5

Under the German Takeover Act, the Bidders, acting directly and through their agents, financial advisors and other nominees or brokers, or through one of their wholly-owned subsidiaries (collectively, the "**Prospective Purchasers**"), are each permitted to purchase Shares in the open market, pursuant to contractual arrangements or otherwise prior to and during the pendency, but outside, of the Offer, subject to certain limitations.

In connection with a tender offer for equity securities and subject to certain exceptions, Rule 14e-5 prohibits a "covered person" from directly or indirectly purchasing or arranging to purchase any subject securities or any related securities except as part of the tender offer. This prohibition applies from the time the offer is publicly announced until it expires. Rule 14e-5 defines a covered person as (i) the offeror, its dealer-managers, and any of their respective affiliates, (ii) any advisors of the foregoing whose compensation is dependent on the completion of the offer; and (iii) any person acting in concert either directly or indirectly with any of the foregoing in connection with any purchase or arrangement to purchase any subject securities or related securities. Purchases by the Prospective Purchasers of Shares outside the Offer may include purchases that would not fall within any of the excepted activities specifically outlined in Rule 14e-5(b). Accordingly, in the absence of exemptive relief, such purchases, although permitted and regulated by the German rules, would be prohibited under Rule 14e-5 after the public announcement of the Offer.

Paragraph (d) of Rule 14e-(5) states that the Commission may grant an exemption from the provisions of Rule 14e-(5), either unconditionally or on specified terms or conditions, to any transaction. In our view, there are serious doubts as to whether the jurisdictional predicate for the application of the Exchange Act, namely that there be a purchase of a security ("by the use of any means or instrumentality of interstate commerce, or of the mails, or of any facility of any national securities exchange"), would be satisfied if the Prospective Purchasers made purchases of, or arrangements to purchase, Shares outside the United States. We nonetheless apply, on behalf of such persons, for exemptive relief for such purchases from the provisions of Rule 14e-5 set forth below. We have been requested by the Bidders to emphasize that this letter does not reflect an admission that Rule 14e-5 would apply to such purchases of Shares outside the United States in the absence of such exemptive relief.

Exemptive relief is appropriate because the German Takeover Act provides protections similar to those provided by Rule 14e-5. Under Section 31 para. 4 of the German Takeover Act, the offeror would be obligated to increase the offer price to the level of any higher purchase price outside the offer. In addition, pursuant to section 23 para. 2 of the German Takeover Act, any purchases (including in market transactions, privately negotiated transactions and block trades) by or on behalf of the offeror or its affiliates during the offering period must be reported to the BaFin and announced publicly immediately following such purchases. Any purchases by or on behalf of the offeror or its affiliates during the three months prior to Announcement Date or the commencement of the offering period must be disclosed in the Offer Document.

Request for Exemptive Relief

It appears that the Bidders will be unable to rely on the exemptive relief provided by Rule 14e-5(b)(10) under the Exchange Act. Based on the information provided by Schwarz and after excluding holders of more than 10 % of Schwarz's shares in accordance with Instruction 2 to Rule 14d-1(c), US holders hold approximately 22% of Schwarz's shares (the quotient expressed as a percentage of (A) 9.5 divided by (B)(100 minus 57.3))

Based on the foregoing, we respectfully request that each of the Prospective Purchasers be granted exemptive relief from the provisions of Rule 14e-5 in order to permit purchases of Shares outside the Offer by any Prospective Purchaser (by or on behalf of the Bidders) that would otherwise be prohibited by Rule 14e-5, including market transactions, privately negotiated transactions and block trades. The foregoing request for exemptive relief will be subject to the following conditions:

1. No purchases or arrangements to purchase Shares, otherwise than pursuant to the Offer, will be made in the United States;

2. disclosure of the possibility of such purchases by the Prospective Purchasers, otherwise than pursuant to the Offer, will be included prominently in the Offer Document;

3. the Prospective Purchasers will disclose in the United States, to the extent such information is made public in Germany pursuant to the German Takeover Code, information regarding all purchases of Shares otherwise than pursuant to the Offer since the Announcement Date, including the dates of such purchases, the number of Shares purchased on any given date, and the average market price of such purchases;

4. the Prospective Purchasers shall comply with applicable requirements under German law, including the German Takeover Act;

5. the Prospective Purchasers shall provide to the Division of Market Regulation of the Commission (the "**Division of Market Regulation**") upon request, a daily time-sequenced schedule of all purchases of Shares made by any of the Prospective Purchasers during the Offer, on a transaction-by-transaction basis, including size

    a) broker (if any), time of execution, and price of purchase; and

    b) the exchange, quotation system, or other facility through which the purchase occurred;

6. upon request of the Division of Market Regulation, the Prospective Purchasers shall transmit the information specified in 5(1) and 5(2) above to the Division of Market Regulation at its offices in Washington, D.C. within 30 days of its request;

7. the Prospective Purchasers shall retain all documents and other information required to be maintained pursuant to this exemption for a period of not less than two years from the date of the termination of the Offer;

8. representatives of the Prospective Purchasers shall be made available (in person at the offices of the Division of Market Regulation in Washington, D.C. or by telephone) to respond to inquiries of the Division of Market Regulation relating to such records; and

9. except as otherwise exempted herein, the Prospective Purchasers shall comply with Rule 14e-5.

We believe the exemptive relief requested herein under Rule 14e-5 is consistent with that granted by the Commission in comparable situations. See, e.g., *Offer by Dritte BV GmBH for Schering AG* (avail. Aug. 7, 2006); *Offer by Deutsche Telekom AG for shares of T-Online International AG* (avail. Nov. 3, 2004); *Offer by 91 Profi-Start 2004 GmbH for P&I Personal & Informatik Aktiengesellschaft* (avail. June 24, 2004); and *Offer by DB Sechste Vermögensverwaltungsgesellschaft GmbH for Stinnes AG* (avail. Aug. 9, 2002).

Pursuant to 17 C.F.R. 200.81(b), we respectfully request on behalf of the Bidders that this exemptive request and the response be accorded confidential treatment until 120 days after the date of the response to such request or such earlier date as the staff of the Commission is advised that all of the information in this letter has been made public. This request for confidential treatment is made on behalf of the Bidders for the reason that certain of the facts set forth in this letter have not been made public.

We appreciate your prompt consideration of the above matters and respectfully request that the Commission issue the requested exemptive relief as soon as practicable.

If you require any further information or have any questions, please contact the undersigned on 011-49 69 74 220 113 or my colleague Lorenzo Corte on 011-44 20 7519 7025.

Very truly yours

Hilary Foulkes /M.O./

Hilary Foulkes

END